BEMIS COMPANY, INC.
AMCOR FINANCE (USA), INC.

AMCOR PLC
AMCOR UK FINANCE PLC
AMCOR PTY LTD
C/o Amcor plc

83 Tower Road North, Warmley, Bristol BS30 8XP, United Kingdom

March 20, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:  Registration Statement on Form S-1
Filed on March 9, 2020

File No. 333-237037

Ladies and Gentlemen:

                Reference is made to the Registration Statement on Form S-1 (File No. 333-237037) (the “Registration Statement”) of Bemis Company, Inc., Amcor Finance (USA), Inc., Amcor plc, Amcor UK Finance PLC and Amcor Pty Ltd (collectively, the “Registrants”). Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

  In registering the exchange offers that are the subject of the Registration Statement (the “Exchange Offers”), the Registrants are relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the staff’s letter to Shearman & Sterling (avail. July 2, 1993).

                 None of the Registrants has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offers and none of the Registrants is aware of any person that will participate in the Exchange Offers with a view to the distribution (within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) of the New Notes to be received in the Exchange Offers. In this regard, the Registrants will make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers or otherwise) that, if such person is participating in any Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in that Exchange Offer, such person (1) cannot rely on the staff’s interpretive position expressed in Exxon or interpretive letters of similar effect and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the New Notes and be identified as an underwriter in the prospectus.

The Registrants have included in the prospectus forming a part of the Registration Statement the following provisions, to the effect that:

(a)	the tender of Existing Notes in an Exchange Offer by an exchange offeree that is a broker-dealer holding Existing Notes acquired for its own account as a result of market-making activities or other trading activities, will be deemed to be an acknowledgement by such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale by it of New Notes received in respect of such Existing Notes pursuant to that Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

(b)	the tender of Existing Notes in the Exchange Offers by an exchange offeree will be deemed to be an acknowledgement by the exchange offeree that it does not intend to engage in a distribution of the New Notes.

[Signature Page Follows]

Sincerely,

BEMIS COMPANY, INC.

By:	/s/ Daniel Sula
	Name:	Daniel Sula
	Title:	Secretary and Director

AMCOR FINANCE (USA), INC.
AMCOR UK FINANCE PLC

By:	/s/ Graeme Vavasseur
	Name:	Graeme Vavasseur
	Title:	Director

AMCOR PLC

By:	/s/ Michael Casamento
	Name:	Michael Casamento
	Title:	Chief Financial Officer

AMCOR PTY LTD

By:	/s/ Anthony N. Avitabile
	Name:	Anthony N. Avitabile
	Title:	Director

[Signature Page to Form S-1 Reliance Letter]